

Mail Stop 4546

September 7, 2017

Via E-mail
Mr. Robert H. Bateman
Executive Vice President, Chief Financial Officer
   and Treasurer
Infinity Property and Casualty Corporation
2201 4th Avenue North
Birmingham, Alabama 35203

     Re: Infinity Property and Casualty Corporation
            Form 10-K for the Fiscal Year Ended December 31, 2016
            Filed February 28, 2017
            File No. 000-50167

Dear Mr. Bateman:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Sharon M. Blume

Sharon M. Blume
Accounting Branch Chief
Office of Healthcare and Insurance